Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

March 28, 2016

VIA EDGAR TRANSMISSION

Mr. Patrick Scott
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Angel Oak Funds Trust (the “Trust”) Angel Oak High Yield Opportunities Fund (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-209619)

Dear Mr. Scott:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Act”) the Trust respectfully requests withdrawal of the Trust’s’s amendment to the combined Proxy Statement and Registration Statement on Form N-14, filed electronically with the Securities and Exchange Commission on March 24, 2016 (Accession No. 0000894189-16-008470).

The aforementioned amendment was mistakenly filed under the Act file number for the Trust's Registration Statement on Form N-1A. The Registration Statement has not been declared effective by the Commission, and the Trust hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust